Exhibit 99.1

OneConnect Announces Fourth Quarter and Full Year 2021 Unaudited Financial Results

Revenue Up by 25% and Net Margin Improvement by 10ppt YoY for Full Year 2021

SHENZHEN, China — (BUSINESS WIRE) — OneConnect Financial Technology Co., Ltd. (“OneConnect” or the “Company”) (NYSE: OCFT), a leading technology-as-a-service provider for financial institutions in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2021.

Fourth Quarter 2021 Financial Highlights

•	Revenue increased 19% year-over-year to RMB1,280 million from RMB1,076 million.

•	Gross margin expanded year-over-year to 35% from 34%; non-IFRS gross margin[1] was 41%, as compared to 43% same period of the prior year.

•	Operating loss narrowed year-over-year to RMB380 million from RMB414 million.

•	Net loss attributable to shareholders narrowed year-over-year to RMB358 million from RMB365 million.

•	Net loss per ADS, basic and diluted, narrowed year-over-year to RMB0.97 from RMB0.99.

Full Year 2021 Financial Highlights

•	Revenue increased 25% year-over-year to RMB4,132 million from RMB3,312 million.

•	Gross margin was 35%, as compared to 38% in the prior year; non-IFRS gross margin[1] was 42%, as compared to 47% in the prior year.

•	Operating loss narrowed year-over-year to RMB1,405 million from RMB1,470 million.

•	Net loss attributable to shareholders narrowed year-over-year to RMB1,282 million from RMB1,354 million.

•	Net loss per ADS, basic and diluted, narrowed year-over-year to RMB3.47 from RMB3.81.

	Three Months Ended December 31			Full Year Ended December 31
In RMB’000, except percentages and per ADS amounts	2021	2020	YoY	2021	2020	YoY
Revenue
Revenue from Ping An Group	715,416	615,966	16.1%	2,316,714	1,726,807	34.2%
Revenue from Lufax	150,871	76,595	97.0%	428,071	343,252	24.7%
Revenue from third-party customers[2]	413,978	383,165	8.0%	1,387,572	1,242,231	11.7%
Total	1,280,265	1,075,726	19.0%	4,132,357	3,312,290	24.8%
Gross profit	450,135	368,370	22.2%	1,436,651	1,243,456	15.5%
Gross margin	35.2%	34.2%		34.8%	37.5%
Non-IFRS gross margin[1]	40.8%	42.8%		42.1%	46.7%
Operating loss	-380,173	-413,837		-1,404,740	-1,470,326
Operating margin	-29.7%	-38.5%		-34.0%	-44.4%
Net loss to shareholders	-358,359	-364,922		-1,281,699	-1,353,608
Net loss ratio	-28.0%	-33.9%		-31.0%	-40.9%
Net loss per ADS[3], basic and diluted	-0.97	-0.99		-3.47	-3.81

Chairman，CEO and CFO Comments

1 For more details on this non-IFRS financial measure, please see the section entitled “Use of Unaudited Non-IFRS Financial Measures” and the table captioned “Reconciliations of IFRS and Non-IFRS Results (Unaudited)” set forth at the end of this press release.

2 Third-party customers refer to each customer with revenue contribution of less than 5% of our total revenue in the relevant period. These customers are a key focus of the Company’s diversification strategy.

3 Each ADS represents three ordinary shares

“I am delighted to announce that, in spite of the difficult year just gone, our revenue increased 25% year-over-year, and the strong momentum of the growth of our premium4 and premium plus5 customers base demonstrated customer acknowledgement and market recognition of our products.” said Mr. Ye Wangchun, Chairman of the Board. “In 2021, we entered into our 2nd Stage strategy, focusing on strengthening products integration, deepening customer engagements, and empowering other participants within our ecosystem. We firmly believe it will fuel the long term growth of our company.”

Mr. Shen Chongfeng, Chief Executive Officer, commented “Efficient implementation of second stage strategy is critical to our success as we face a world with changing dynamics. OneConnect has established a strong foothold in the market, where the potential from digital transformation is immense. We will continue to reinforce our products integration and customer upgrade in 2022, to further solidify our position and fulfill our mission of supporting financial institutions to grow efficiently.”

Mr. Luo Yongtao, Chief Financial Officer, commented, “Our customer upgrades continued to bear fruit, evidenced by both the number of our premium and premium plus customers and their revenue expansion,” commented CFO Luo Yongtao. “Our number of premium customers grew from 594 to 796, almost doubled the growth of that of the prior year, and the number of premium plus customers, where is our key focus, grew from 168 to 212. Benefitting from our 2nd stage strategy on deepening customer engagements, the Net Expansion Rate for premium customers also improved to 96% from 84%. Our revenue increased 25% year-over-year. Our net loss ratio of 2021 further narrowed, from 41% to 31% year over year. This achievement reflects solid revenue increase performance as well as disciplined cost management, marking another milestone in the path to profitability. We are ready to go further this year.”

Revenue Breakdown

	Three Months Ended December 31			Full Year Ended December 31
In RMB’000, except percentages	2021	2020	YoY	2021	2020	YoY
Implementation revenue	216,622	279,421	-22.5%	733,648	851,856	-13.9%
Transaction-based and support revenue
Business origination services	99,685	148,326	-32.8%	450,597	605,733	-25.6%
Risk management services	216,509	112,854	91.8%	534,071	362,530	47.3%
Operation support services	330,807	294,898	12.2%	1,097,719	1,061,445	3.4%
Cloud services platform	304,683	190,519	59.9%	1,050,179	314,338	234.1%
Post-implementation support services	15,818	20,606	-23.2%	49,447	55,678	-11.2%
Others	96,141	29,102	230.3%	216,696	60,710	256.9%
Total	1,063,643	796,305	33.6%	3,398,709	2,460,434	38.1%
Total	1,280,265	1,075,726	19.0%	4,132,357	3,312,290	24.8%

Revenue in 2021 rose 25% to RMB4,132 million from RMB3,312 million in 2020. Risk management and cloud services platform were the key drivers. Revenue from cloud services platform surged by 234% year-over-year. Risk management increased 47% year-over-year due to the increase in demand for an end-to-end risk management solutions. Others, which included revenue from insurer ecosystem participants, increased 257%, benefitting from our ecosystem expansion as part of our 2nd stage strategy.

4 Premium customers refer to our customers that have contributed revenue of at least RMB100,000 since the beginning of the applicable fiscal year, excluding Ping An Group and its subsidiaries, although this category includes certain customers that we have direct contracts with, and provide direct services to, where payments for these services have been made through contractual arrangements that we have with others, including Ping An Group

5 Premium plus customers refer to our premium customers that have contributed revenue of at least RMB1 million since the beginning of the applicable fiscal year.

Full Year 2021 Financial Results

Revenue

Revenue increased by 25% to RMB4,132 million from RMB3,312 million in the prior year, primarily driven by more demand for solutions in risk management and cloud services platform. Revenue generated from business origination and implementation declined since we phased out certain products.

Cost of Revenue

Cost of revenue was RMB2,696 million, compared with RMB2,069 million in the prior year, primarily driven by higher technology service fees and employee benefit expenses caused by expansion of operation and changes in product solution mix.

Gross Profit

Gross profit increased by 16% to RMB1,437 million from RMB1,243 million in the prior year. Gross margin was 34.8%, compared with 37.5% in the prior year, primarily due to changes in product solution mix. Non-IFRS gross margin was 42.1%, compared with 46.7% in the prior year. For a reconciliation of the Company’s IFRS and non-IFRS gross margin, please refer to “Reconciliation of IFRS and Non-IFRS Results (Unaudited).”

Operating Loss and Expenses

Total operating expenses for the full year of 2021 amounted to RMB2,855 million, compared with RMB2,772 million in the prior year. As a percentage of revenue, total operating expenses decreased to 69% from 84%.

•	Research and Development expenses for the full year of 2021 rose to RMB1,353 million from RMB1,173 million, reflecting investment put into enhancing existing solutions and innovations. As a percentage of revenue, R&D expenses amounted to 33%, compared with 35% in the prior year.

•	Sales and Marketing expenses for the full year of 2021 totaled RMB588 million, compared with RMB629 million in the prior year, mainly due to a decrease in marketing and telecommunication expenses. As a percentage of revenue, sales and marketing expenses decreased to 14% from 19%.

•	General and Administrative expenses for the full year of 2021 amounted to RMB842 million, compared with RMB835 million in the prior year. As a percentage of revenue, general and administrative expenses decreased to 20% from 25%.

•	Net impairment losses on financial and contract assets for the full year of 2021 totaled RMB72 million, compared with RMB135 million for the same period in the prior year, reflecting better management efforts in trade receivables and contract assets. As a percentage of revenue, net impairment losses were 2%, versus 4% in the prior year.

Loss from operations for the full year of 2021 amounted to RMB1,405 million, compared with RMB1,470 million in the prior year. Operating loss margin decreased to 34% from 44% in the prior year.

Net Loss

Net loss attributable to OneConnect’s shareholders totaled RMB1,282 million in 2021, versus RMB1,354 million in the prior year. Net loss attributable to OneConnect’s shareholders per basic and diluted ADS amounted to RMB3.47, versus RMB3.81 in the prior year. Weighted average number of ADSs for the full year was 369,430,420.

Cash Flow

For the full year of 2021, net cash used in operating activities was RMB404 million. Net cash generated from in investing activities was RMB388 million, as scale of onshore borrowing using offshore pledges reduced and as a result restricted cash balance decreased. Net cash generated from financing activities was RMB1,612 million.

Conference Call Information

Date/Time	Thursday, February 24, 2021 at 8:00 p.m., U.S. Eastern Time Friday, February 25, 2021 at 9:00 a.m., Beijing Time

Online registration	https://www.incommglobalevents.com/registration/q4inc/10120/oneconnect-financial-technology-co-ltd-fy2021-earnings-release/

An archived recording and the transcript of the conference call will be available at OneConnect’s investor relations website at ir.ocft.com.

About OneConnect

OneConnect Financial Technology Co. Ltd. is a technology-as-a-service provider for financial institutions. The Company integrates extensive financial services industry expertise with market-leading technology to provide technology applications and technology-enabled business services to financial institutions. The integrated solutions and platform the Company provides include digital retail banking solution, digital commercial banking solution, digital insurance solution and Gamma Platform, which is a technology infrastructural platform for financial institutions. The Company’s solutions enable its customers’ digital transformations, which help them improve efficiency, enhance service quality, and reduce costs and risks.

The Company has established long-term cooperation relationships with financial institutions to address their needs of digital transformation. The Company has also expanded its services to other participants in the value chain to support the digital transformation of financial services eco-system. In addition, the Company has successfully exported its technology solutions to overseas financial institutions.

For more information, please visit ir.ocft.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s limited operating history in the technology-as-a-service for financial institutions industry; its ability to achieve or sustain profitability; the tightening of laws, regulations or standards in the financial services industry; the Company’s ability to comply with the evolving regulatory requirements in the PRC and other jurisdictions where it operates; its ability to maintain and enlarge the customer base or strengthen customer engagement; its ability to maintain its relationship with Ping An Group, which is its strategic partner, most important customer and largest supplier; its ability to compete effectively to serve China’s financial institutions; the effectiveness of its technologies, its ability to maintain and improve technology infrastructure and security measures; its ability to protect its intellectual property and proprietary rights; risks of defaults by borrowers under the loans for which the Company provided credit enhancement under its legacy credit management business; its ability to maintain or expand relationship with its business partners and the failure of its partners to perform in accordance with expectations; its ability to protect or promote its brand and reputation; its ability to timely implement and deploy its solutions; its ability to obtain additional capital when desired; disruptions in the financial markets and business and economic conditions; the Company’s ability to pursue and achieve optimal results from acquisition or expansion opportunities; the duration of the COVID-19 outbreak and its potential impact on the Company’s business and financial performance; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Use of Unaudited Non-IFRS Financial Measures

The unaudited consolidated financial information is prepared in accordance with International Financial Reporting Standards (IFRS). Non-IFRS measures are used in gross profit and gross margin, adjusted to exclude non-cash items, which consist of amortization of intangible assets recognized in cost of revenue, depreciation of property and equipment recognized in cost of revenue, and share-based compensation expenses recognized in cost of revenue. OneConnect’s management regularly review non-IFRS gross profit and non-IFRS gross margin to assess the performance of our business. By excluding non-cash items, these financial metrics allow OneConnect’s management to evaluate the cash conversion of one dollar revenue on gross profit. OneConnect uses these non-IFRS financial to evaluate our ongoing operations and for internal planning and forecasting purposes. OneConnect believes that non-IFRS financial information, when taken collectively, is helpful to investors because it provides consistency and comparability with past financial performance, facilitates period-to-period comparisons of results of operations, and assists in comparisons with other companies, many of which use similar financial information. OneConnect also believes that presentation of the non-IFRS financial measures provides useful information to its investors regarding its results of operations because it allows investors greater transparency to the information used by OneConnect’s management in its financial and operational decision making so that investors can see through the eyes of the OneConnect’s management regarding important financial metrics that the management uses to run the business as well as allowing investors to better understand OneConnect’s performance. However, non-IFRS financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly-titled non-IFRS measures used by other companies. In light of the foregoing limitations, you should not consider non-IFRS financial measure in isolation from or as an alternative to the financial measure prepared in accordance with IFRS. Whenever OneConnect uses a non-IFRS financial measure, a reconciliation is provided to the most closely applicable financial measure stated in accordance with IFRS. You are encouraged to review the related IFRS financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures. For more information on non-IFRS financial measures, please see the table captioned “Reconciliations of IFRS and non-IFRS results (Unaudited)” set forth at the end of this press release.

Contacts

Investor Relations:

OCFT IR Team

OCFT_IR@ocft.com

Media Relations:

Amy Ding

Dingjingmin787@ocft.com

ONECONNECT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended December 31		Full Year Ended December 31
	2021	2020	2021	2020
	RMB'000	RMB'000	RMB'000	RMB'000
Revenue	1,280,265	1,075,726	4,132,357	3,312,290
Cost of revenue	-830,130	-707,356	-2,695,706	-2,068,834
Gross profit	450,135	368,370	1,436,651	1,243,456

Research and development expenses	-389,720	-349,223	-1,353,018	-1,173,290
Selling and marketing expenses	-164,999	-154,407	-588,380	-629,488
General and administrative expenses	-280,281	-247,650	-841,685	-834,917
Net impairment losses on financial and contract assets	-8,955	-63,121	-72,229	-134,519
Other income, gains or loss-net	13,647	32,194	13,921	58,432
Operating loss	-380,173	-413,837	-1,404,740	-1,470,326

Finance income	2,899	17,270	28,823	77,237
Finance costs	-14,634	-32,612	-76,637	-150,363
Finance costs – net	-11,735	-15,342	-47,814	-73,126
Share of losses of associate and joint venture	-886	-1,322	9,946	-7,802
Loss before income tax	-392,794	-430,501	-1,442,608	-1,551,254

Income tax benefit	29,625	43,616	112,095	137,131

Loss for the period	-363,169	-386,885	-1,330,513	-1,414,123

Loss attributable to:
- Owners of the Company	-358,359	-364,922	-1,281,699	-1,353,608
- Non-controlling interests	-4,810	-21,963	-48,814	-60,515

Other comprehensive income, net of tax Items that may be subsequently reclassified to profit or loss - Foreign currency translation differences	-104,778	-395,532	-152,542	-608,427
- Changes in the fair value of debt instruments at fair value through other comprehensive income	-17	-3	-16	-39
Items that will not be subsequently reclassified to profit or loss
- Changes in the fair value of equity investments at fair value through other comprehensive income	-1,796		-1,796
Total comprehensive loss for the period	-469,760	-782,420	-1,484,867	-2,022,589

Total comprehensive loss attributable to:
- Owners of the Company	-464,950	-760,457	-1,436,053	-1,962,074
- Non-controlling interests	-4,810	-21,963	-48,814	-60,515

Loss per ADS attributable to owners of the Company
(expressed in RMB per share)
- Basic and diluted	-0.97	-0.99	-3.47	-3.81

ONECONNECT

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	December 31	December 31
	2021	2020
	RMB'000	RMB'000
ASSETS
Non-current assets
Property and equipment	244,412	224,284
Intangible assets	687,194	917,063
Deferred tax assets	683,218	564,562
Financial assets measured at amortized cost from banking operations	674	25,283
Investments accounted for using the equity method	185,346	175,733
Financial assets at fair value through other comprehensive income	640,501	21,828
Contract assets	868	16,788
Total non-current assets	2,442,213	1,945,541

Current assets
Financial assets at amortized cost	3,515
Trade receivables	891,174	838,690
Contract assets	227,895	257,830
Prepayments and other receivables	749,152	443,328
Financial assets measured at amortized cost from banking operations	12,711	576,305
Financial assets at fair value through profit or loss	2,071,653	1,487,871
Financial assets at fair value through other comprehensive income	482,497
Restricted cash	1,060,427	2,280,499
Cash and cash equivalents	1,399,370	3,055,194
Total current assets	6,898,394	8,939,717
Total assets	9,340,607	10,885,258

EQUITY AND LIABILITIES
Equity
Share capital	78	78
Shares held for share option scheme	-80,102	-87,714
Other reserves	10,512,631	10,639,931
Accumulated losses	-6,638,625	-5,356,926
Equity attributable to equity owners of the Company	3,793,982	5,195,369

Non-controlling interests	41,100	89,914

Total equity	3,835,082	5,285,283

LIABILITIES
Non-current liabilities
Trade and other payables	313,834	395,514
Contract liabilities	19,418	17,683
Deferred tax liabilities	9,861	20,080
Total non-current liabilities	343,113	433,277

Current liabilities
Trade and other payables	2,137,099	1,547,781
Payroll and welfare payables	515,067	625,330
Contract liabilities	153,844	138,547
Short-term borrowings	815,260	2,283,307
Customer deposits	1,350,171	405,853
Derivative financial liabilities	190,971	165,880
Total current liabilities	5,162,412	5,166,698
Total liabilities	5,505,525	5,599,975

Total equity and liabilities	9,340,607	10,885,258

ONECONNECT

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended December 31		Full Year Ended December 31
	2021	2020	2021	2020
	RMB'000	RMB'000	RMB'000	RMB'000
Net cash generated from / (used in) operating activities	491,478	727,558	-404,334	-704,145
Net cash generated from / (used in) investing activities	-581,152	601,176	388,435	1,315,725
Net cash generated from / (used in) financing activities	-388,349	-225,140	-1,611,781	1,533,838
Net increase /(decrease) in cash and cash equivalents	-478,023	1,103,594	-1,627,680	2,145,418
Cash and cash equivalents at the beginning of the period	1,893,693	2,080,392	3,055,194	1,077,875
Effects of exchange rate changes on cash and cash equivalents	-16,300	-128,792	-28,144	-168,099
Cash and cash equivalents at the end of period	1,399,370	3,055,194	1,399,370	3,055,194

ONECONNECT

RECONCILIATION OF IFRS AND NON-IFRS RESULTS

(Unaudited)

	Three Months Ended December 31		Full Year Ended December 31
	2021	2020	2021	2020
	RMB'000	RMB'000	RMB'000	RMB'000
Gross profit	450,135	368,370	1,436,651	1,243,456
Gross margin	35.2%	34.2%	34.8%	37.5%
Non-IFRS adjustment
Amortization of intangible assets recognized in cost of revenue	71,270	89,943	297,406	293,141
Depreciation of property and equipment recognized in cost of revenue	884	305	3,633	2,978
Share-based compensation expenses recognized in cost of revenue	598	1,569	935	6,904
Non-IFRS Gross profit	522,886	460,187	1,738,625	1,546,479
Non-IFRS Gross margin	40.8%	42.8%	42.1%	46.7%

Source: OneConnect Financial Technology Co., Ltd.